SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 541st MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 18, 2008

On March 18, 2008, at 2:00 (two) p.m., at the Company’s office located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and forty-first (541st) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The justified absence of Board Member José Mauro Mettrau Carneiro da Cunha was recorded. The Chief Executive Officer José Carlos Grubisich, and Officers Carlos Fadigas and Mauricio Ferro, as well as Messrs. José Augusto Cardoso Mendes, Manoel Carnaúba Cortez, Roberto Lopes Pontes Simões, Stefan Lepecki, Nelson Raso and Ms. Ana Patrícia Soares Nogueira were present at the Meeting. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, presided the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subject for Deliberation: The following deliberation was unanimously taken: 1) PROPOSAL FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposal for Deliberation was approved, a copy of which was previously forwarded to the Board Members for cognizance and will remain filed at the Company’s headquarters: a) PD.CA/BAK-02/2008 – Implementation of a Management Computer System at the companies Ipiranga Petroquímica S.A. (IPQ) and Companhia Petroquímica do Sul – Copesul (Projeto Fórmula Sul), so as to authorize the implementation of the “Projeto Fórmula Sul” for application of the business processes supported by SAP system and supplementary systems within IPQ and Copesul, according to the Executive Summary contained in the respective PD Attachment; II) Subjects for Acknowledgment: The Officers in charge of the matters set out in this item expounded the following, to wit: 1) Growth Strategy; and 2) Integration of the Southern Complex Assets. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, March 18, 2008. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima; Newton Sergio de Souza; Rogério Gonçalves Mattos].

The above matches the original recorded in the proper book.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2516.1515 - Fax (21) 2233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3271.2044 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP 05477-000 – Tel (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.